Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

STATE OF ALASKA

REGULATORY COMMISSION OF ALASKA

Before Commissioners:		Kate Giard, Chairman
Dave Harbour
Mark K. Johnson
Anthony A. Price
James S. Strandberg

In the Matter of the Application of	)
SBC COMMUNICATIONS INC. for	)	U-05-
Authority to Acquire a Controlling	)
Interest in AT&T Corp. (Certificate	)
No. 488))
)

APPLICATION FOR AUTHORIZATION
TO ACQUIRE A CONTROLLING INTEREST
IN A REGULATED PUBLIC UTILITY

To the Commission:

Application is hereby made to the Regulatory Commission of Alaska by SBC Communications Inc. under the provisions of AS 42.05.221 – 42.05.281, and the regulations of the Commission as applicable, requesting authority to acquire a controlling interest in AT&T Corp., the holding company parent of Alascom, Inc. d/b/a AT&T Alascom (“Alascom”), a public utility that is the holder of Certificate of Public Convenience and Necessity No. 488. (1)

SBC Communications Inc. (“SBC”) respectfully requests Commission approval of the Agreement and Plan of Merger (the “Merger Agreement”) jointly entered into by SBC and AT&T Corp. (“AT&T”) on January 30, 2005. The Merger Agreement is Exhibit A to the Data On Which Applicant Relies To Warrant Approval Of Merger, which is submitted herewith. Pursuant to the Merger Agreement, SBC is to purchase AT&T, which will become a wholly

(1)                              SBC Communications Inc. is filing simultaneously herewith an Application for Authority to Acquire a Controlling Interest in AT&T Corp. as the holding company parent of Alascom as the holder of Certificate of Public Convenience and Necessity No. 98.

owned first tier subsidiary of SBC. AT&T is the holding company parent of Alascom, Inc. d/b/a AT&T Alascom (“Alascom”), which is authorized pursuant to two Certificates of Public Convenience and Necessity to provide competitive interexchange services and competitive local exchange services, respectively, within Alaska. This application concerns Certificate No. 488.

The merger will not directly involve Alascom or other entities certificated by this Commission, if any, that are under the direct or indirect control of AT&T. The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Alaska. There will be no change in the ownership of, or this Commission’s regulatory authority over, those subsidiaries as a result of the transaction. Upon consummation of the merger, the Commission will retain the same regulatory authority over those AT&T subsidiaries that it possesses today, and those AT&T subsidiaries will be owned by the same entity, AT&T, that owns them today. No transfer of assets or certificates of service authority will occur as part of this transaction.

1.                                      Facts about utility over which applicant desires to acquire control:

a.	Name:	AT&T Corp., holding company parent of Alascom, Inc. d/b/a AT&T Alascom

b.	Address:	AT&T Corp. One AT&T Way Bedminster, New Jersey 07921

AT&T Alascom 505 East Bluff Drive Anchorage, Alaska 99501

c.	Trade Name (if any):	AT&T Alascom

d.	Type of Authority:	Electric ☐ Telecommunication ☒ Gas ☐ Water ☐ Sewer ☐ Garbage and Refuse ☐

2.	Facts about the applicant:

	a.	Name: SBC Communications Inc. (“SBC”)

	b.	Address: 175 East Houston, San Antonio, Texas 78205-2233

	c.	Trade Name (if any):

	d.	Applicant is (check one) an individual ☐, a partnership ☐,
a corporation ☒, organized under the laws
of the State of Delaware

	e.	If partnership is checked in “d” above, supply the following facts:

Name of each Partner	Address	Partnership Interest

N/A

f.	If corporation is checked in “d” above, supply following facts:

Name of Two Principal Officers	Title

Edward E. Whitacre, Jr.	Chairman and CEO
Randall L. Stephenson	Sr. Exec. V.P. and CFO

The name and address of each stockholder owning or holding, directly or indirectly, 5% or more of the corporation’s voting securities, and the percent of the securities held by each, is as follows (use continuation sheet if necessary):

Name	Address	Voting Control
Fidelity Management & Research Company	82 Devonshire St. Boston, MA 02109	5.45% of Common Shares

Capital Research & Management Company	333 South Hope St. Los Angeles, CA 90071	6.9% of Common Shares

3.                                   The name and address of each stockholder at present owning or controlling 5% or more of the voting securities of the utility over which the applicant seeks to acquire control, and the percent of the securities held by each, is as follows (use continuation sheet if necessary):

AT&T Corp. owns 100% of the voting securities of Alascom.

4.                                   Applicant proposes to acquire 100% of the public utility’s voting securities.

5.                                      Is the applicant an officer, director, stockholder, partner, employee or agent of the holder of any other operating authority issued by the Regulatory Commission of Alaska, or in any way a holder of a financial interest in any of that authority?  Yes  ☒     No  ☐. If “yes” explain below.

The applicant currently holds a controlling interest in Certificate of Public Convenience and Necessity No. 532, issued to SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc.

6.                                      If applicant is presently the holder of other Regulatory Commission of Alaska operating authority, will a transfer application be filed at a later date seeking to merge authorities?

Yes  ☐     No  ☒

7.                                      If the acquisition requested in this application is authorized does applicant plan to transfer control of the authority involved in this applicant to another party?  Yes  ☐     No  ☒. If “yes” explain below and give name and address of intended transferee.

8.                                      Does applicant propose to change management, personnel or equipment of the utility to be acquired? If so, state nature and extent.

The applicant has no current plan to change personnel or equipment of the utility to be acquired as a result of the transaction. SBC will assure adequate staffing of Alascom to maintain its current level of service.

9.                                      Is the applicant familiar with the governing statutes and regulations of the Commission?  Yes  ☒     No  ☐.

10.                               List other primary business interests of the applicant.

SBC Communications Inc. is a holding company that, through its subsidiaries, provides communications services and products in the United States and investments in foreign countries.

Pursuant to General Order No. 6 in U-77-71, the data on which Applicant relies to warrant approval of this Application is submitted as an Exhibit to this Application.

February 28, 2005	Respectfully submitted,

SBC Communications Inc.

By	/s/ Thomas F. Klinkner
One of its attorneys

James D. Ellis

Paul K. Mancini

Wayne Watts

Joseph E. Cosgrove, Jr.

Danny A. Hoek

Peggy Garber

SBC Communications Inc.

175 East Houston, Rm. 4B80

San Antonio, TX 78205-2233

(210) 351-3571

Thomas F. Klinkner

Birch, Horton, Bittner and Cherot

1127 W. 7th Avenue

Anchorage, AK 99501-3399

(907) 263-7268

Theodore A. Livingston

Dennis G. Friedman

Kara K. Gibney

Mayer, Brown, Rowe & Maw, LLP

190 South LaSalle Street

Chicago, IL 60603

(312) 782-0600

STATE OF ALASKA

ALASKA PUBLIC UTILITIES COMMISSION

In the Matter of the Application of	)
SBC COMMUNICATIONS INC. for	)	U-05-
Authority to Acquire a Controlling	)
Interest in AT&T Corp.	)
)

VERIFICATION

I, Rick L. Moore, being duly sworn according to law, depose and say that I am the Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Application are true and correct to the best of my knowledge, information, and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director – Corporate
Development
SBC Communications Inc.

Sworn and subscribed before me
this 25th day of February, 2005

Notary Public	/s/ Lisa K. Fox
Lisa K. Fox

Lisa K. Fox My Commission Expires April 21, 2007

SBC COMMUNICATIONS INC.
SECRETARY’S CERTIFICATE

I, Joy Rick, residing in San Antonio, Texas, United States of America, do hereby certify that I am the Vice President and Secretary of SBC Communications Inc. (the “Company”), a corporation duly organized under the laws of the State of Delaware, United States of America, with principal offices at 175 East Houston Street, San Antonio, Texas 78205, United States of America, and that I have been duly appointed and presently serve in that capacity.

Further, I certify that the following named person, on the date hereof, is authorized to act on behalf of the Company with respect to or in connection with any materials filed with any state or local regulatory body in connection with or in furtherance of the Company’s proposed acquisition of AT&T Corp.

Name	Title

Rick L. Moore	Managing Director – Corporate Development

IN WITNESS WHEREOF, the undersigned has hereunto signed her name this 25th day of February 2005.

/s/ Joy Rick
Joy Rick
Vice President and Secretary

STATE OF TEXAS	)
)
COUNTY OF BEXAR	)

Before me, the undersigned, a Notary Public, on this day personally appeared Joy Rick, known to me, to be the person and officer whose name is subscribed to the foregoing instrument and acknowledged to me that the same was the act of the said SBC Communications Inc., and that she has executed the same as the act of such corporation for the purposes and consideration therein expressed, and in the capacity therein stated.

Given under my hand and seal of office, this 25th day of February 2005.

Erika M. Rawcliffe Notary Public, State of Texas My Commission Expires June 22, 2008	/s/ Erika M. Rawcliffe
Notary Public, State of Texas

My Commission expires the 22 day of June, 2008.

STATE OF ALASKA

ALASKA PUBLIC UTILITIES COMMISSION

In the Matter of the Application of	)
SBC COMMUNICATIONS INC. for	)	U-05-
Authority to Acquire a Controlling	)
Interest in AT&T Corp.	)
)

VERIFICATION

I, Rosalie E. Johnson, being duly sworn according to law, depose and say that I am Assistant Corporate Secretary of AT&T Corp.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Application are true and correct to the best of my knowledge, information, and belief.

/s/ Rosalie E. Johnson
Rosalie E. Johnson
Assistant Corporate Secretary
AT&T Corp.

Sworn and subscribed before me
this 25th day of February, 2005

Notary Public	/s/ Carol S. Mao

CAROL S. MAO Commission # 1310995 Notary Public - California San Francisco County My Comm. Expires Jul 4, 2005

STATE OF ALASKA

REGULATORY COMMISSION OF ALASKA

APPLICATION FOR AUTHORIZATION TO ACQUIRE A CONTROLLING INTEREST

IN A REGULATED PUBLIC UTILITY

In the Matter of the Application of	)
SBC COMMUNICATIONS INC. for	)	Docket U-05-
Authority to Acquire a Controlling	)
Interest in AT&T Corp.	)
(Certificate No. 488))
)

DATA ON WHICH APPLICANT RELIES TO
WARRANT APPROVAL OF MERGER

February 28, 2005

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Notice Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

STATE OF ALASKA

REGULATORY COMMISSION OF ALASKA

APPLICATION FOR AUTHORIZATION TO ACQUIRE A CONTROLLING INTEREST

IN A REGULATED PUBLIC UTILITY

In the Matter of the Application of	)
SBC COMMUNICATIONS INC. for	)	Docket U- -
Authority to Acquire a Controlling	)
Interest in AT&T Corp. (Certificate No. 98))
)

DATA ON WHICH JOINT APPLICANT RELIES TO
WARRANT APPROVAL OF MERGER

SBC Communications Inc. (“SBC”) has submitted to the Commission its Application for Authorization to Acquire a Controlling Interest in a Regulated Public Utility (“Application”). The Application requests Commission approval of the Agreement and Plan of Merger (the “Merger Agreement”) jointly entered into by SBC and AT&T Corp. (“AT&T”) on January 30, 2005. The Merger Agreement is attached hereto as Attachment A. Pursuant to the Merger Agreement, SBC is to purchase AT&T, which will become a wholly owned first tier subsidiary of SBC. AT&T is the holding company parent of Alascom., Inc. d/b/a AT&T Alascom (“Alascom”), which is authorized pursuant to Certificates of Public Convenience and Necessity Nos. 98 and 488 to provide competitive interexchange services and competitive local exchange services, respectively, within Alaska.(1) The merger will not directly involve Alascom or other entities certificated by this Commission, if any, that are under the direct or indirect control of AT&T. The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Alaska. There will be no change in the ownership of, or this

(1)                               This submission pertains to Certificate No. 488. SBC Communications Inc. is filing simultaneously herewith a substantially identical submission that pertains to Certificate No. 98.

Commission’s regulatory authority over, those subsidiaries as a result of the transaction. Upon consummation of the merger, the Commission will retain the same regulatory authority over those AT&T subsidiaries that it possesses today, and those AT&T subsidiaries will be owned by the same entity, AT&T, that owns them today. No transfer of assets or certificates of service authority will occur as part of this transaction.

This attachment to the Application sets forth the Data on which Applicant Relies to Warrant Approval of Application pursuant to General Order No. 6 in U-77-71.

I.                                         STATEMENT OF FINANCIAL CONDITION OF UTILITIES HOLDING AUTHORITY

1.                                     Please see Attachment C hereto, AT&T’s most recent annual report. Please also refer to Alascom’s most recent annual report on file with the Commission.

II.                                    STATEMENT OF FINANCIAL CONDITION OF APPLICANT

2.                                     Please see Attachment B hereto, SBC’s most recent annual report.

III.                                 STATEMENT OF FACTS INDICATING THAT ACQUISITION IS IN THE PUBLIC INTEREST

INTRODUCTION

3.                                     SBC is a Delaware corporation with its principal place of business in San Antonio, Texas. SBC itself does not directly provide any services, in Alaska or elsewhere. SBC is the holding company parent of SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc., a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588 (“SBC Long Distance”). Pursuant to a Commission Order entered March 17, 1998 in Docket No. U-97-220(1), SBC Long Distance is authorized to provide competitive interexchange services in Alaska. In addition, the Commission conditionally granted SBC Long Distance’s application to provide competitive local exchange and exchange access telecommunications services in Order No. 5 Docket No. U-04-3 (December 3, 2004).

There will be no change in the assets, ownership, or control of SBC Long Distance as a consequence of the merger.

4.                                       AT&T is a New York holding corporation with its principal place of business in Bedminster, New Jersey. AT&T is the holding company parent of Alascom. There will be no change in the assets or ownership of Alascom, or any other AT&T-controlled entity certificated by the Commission, as a result of the merger. Rather, consummation of the merger will effect an indirect change in the control of certificated AT&T subsidiaries, as SBC will become the corporate parent of AT&T.

5.                                       Neither SBC Long Distance nor Alascom is an incumbent local exchange carrier, as that term is defined in the federal Communications Act of 1934, as amended.

6.                                       The combination of the national and international operations of SBC and AT&T responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they may serve their customers better. Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, to a greater extent than either company could on a stand-alone basis. The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

7.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths. SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis. AT&T brings a global presence in more than 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Laboratories (“AT&T Labs”), skilled networking capabilities, and a base of government and large business customers.

8.                                       The merger will result in increased innovation and prompt the development of services that would otherwise not exist. The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations. As a result, residential and small business customers should ultimately enjoy capabilities that once were available predominantly to the largest business and government customers.

9.                                       The merged organization will offer a broader array of services to a broader spectrum of customers than either company would on its own. As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase, and the quality of service should be higher.

10.                                 This transaction will benefit customers throughout the country and internationally. The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans more than 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

11.                                 The Telecommunications Act of 1996 removed barriers to competitive entry in local exchange and long distance services. No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

12.                                 At the same time, the industry has experienced unprecedented innovation. New technologies have advanced rapidly to challenge and displace traditional communications services. Wireline and wireless networks are more robust and faster, and have greater bandwidth at all levels than they had just a few years ago. The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services. The shift from dial-up to broadband Internet access – first via cable modems, then through massive investment in DSL – has unleashed a dramatic expansion of the content and service available to tens of millions of Americans. The widespread adoption of broadband connections to the Internet has led to voice over Internet Protocol (“VoIP”). Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access. Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(2)

13.                                 These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks. The existence of separate local and long distance companies no longer benefits consumers. But neither SBC nor AT&T, standing alone, has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving of the communications market.

14.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies have pushed carriers to accelerate investment in their networks, not only to support

(2)                               Press Release, Comcast Investor Relations (Jan. 10, 2005), available at
http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

15.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry. Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value. And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

16.                                 This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone. The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

17.                                 Apart from its affirmative public interest benefits, the merger will not reduce competition. In the current IP world, voice and data services are both merely the transmission of bits over the same network. These IP-based services are rapidly becoming available to mass market and business customers. Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses. In 2005, for the first time, there will be more wireless than wireline connections in the United States.(3) Substitution of wireless minutes for wireline usage has been growing rapidly,

(3)                               Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.” The introduction of 3G wireless services will intensify this trend. In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition. Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

18.                                 That it also true of the wireline segment of the market itself. The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region. Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

19.                                 Alascom’s Carrier of Last Resort responsibilities in Alaska will not be affected by the granting of this application. In Alaska, Alascom will continue to offer services to mass market customers.

20.                                 In addition, the competition for mass market customers increasingly is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs. For all these reasons, the merger will have no adverse effect on mass market competition.

21.                                 Nor will the merger have an adverse effect on the business segments of the market. These segments of the communications industry have long been competitive, with numerous competitors and sophisticated customers. Order, In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995). The

services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

No Effect on Commission Jurisdiction

22.                                 As a result of the merger, AT&T will become a wholly-owned first tier subsidiary of SBC. The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Alaska. The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certificated by this Commission and subject to its regulatory authority.

Conclusion

23.                                 In sum, the merger of SBC and AT&T is in the public interest. The merger will permit SBC’s and AT&T’s operating subsidiaries to continue providing existing services at just and reasonable rates, will augment competitive markets nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (or SBC) operating subsidiaries subject to the Commission’s jurisdiction. The merger will enhance AT&T’s and SBC’s abilities to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

24.                                 The public interest will be served if the proposed merger is permitted to be consummated quickly. Applicant offers the following additional information in support of its Application:

A.                                    THE PARTIES

SBC Communications Inc. (“SBC”)

25.                                 SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233. SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region that does not include Alaska. Through its subsidiaries, SBC serves 52.4 million access lines and has 5.1 million DSL lines in service. SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers. Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide. SBC is also making a $4 billion investment to bring next-generation IP-based services to 18 million households within three years. More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, attached as Attachment B.

AT&T Corp. (“AT&T”)

26.                                 AT&T is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921. AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world. AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic. AT&T’s network operations are supported by AT&T Labs, a world-leading source of research and development. Information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, attached as Attachment C.

AT&T Subsidiary

27.                                 Alascom is an Alaska corporation headquartered at 505 East Bluff Drive, Anchorage, Alaska 99501. Alascom is authorized pursuant to Certificates of Public Convenience and Necessity Nos. 98 and 488 to provide competitive interexchange services and competitive local exchange services within Alaska.

B.                                    DESCRIPTION OF THE PLANNED TRANSACTION

28.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”) (Attachment A).

29.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire 100% of the ownership and control of AT&T and AT&T will be merged into a wholly owned subsidiary of SBC. The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”). AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

30.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share. SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction. Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

31.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, Alascom or other entities (if any) certificated by this Commission that are under the direct or indirect control of AT&T or SBC. Upon consummation of the merger, those entities will continue to hold all of the state certificates that they currently hold. There will be no transfer of assets of those certificated entities in connection with the merger.

C.                                    BENEFITS OF THE PROPOSED MERGER

32.                                 The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases. Together, SBC and AT&T will be positioned for success in a rapidly changing industry, and to accelerate the deployment of advanced, next generation IP networks and services, to a greater extent than either company on a stand-alone basis. The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

33.                                 The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach. AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities. The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business. The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity. By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

34.                                 The merger will strengthen national security. AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the State of Alaska. This transaction will result in a robust, U.S.-

owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and enhanced capabilities to meet future needs.

35.                                 The merger will increase innovation and investment, which will make existing services more efficient and prompt the development of new services that would otherwise not exist. The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers. As a result, residential and small business customers ultimately should enjoy capabilities that once were available predominantly to the largest business and government customers. And once the two companies’ networks are combined, transport will be more efficient, reliability will increase, and the quality of service should be higher. Alaska consumers should benefit from these anticipated merger synergies.

36.                                 Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both the fixed and variable costs.

D.                                    POST-MERGER COMPETITION

37.                                 The merger will not adversely affect competition in the provision of services to business or mass market customers in Alaska. There are other providers that are capable of providing telecommunications services to customers in Alaska, including incumbent providers,

CLECs and wireless and other intermodal companies. Already today, there is competition in the local exchange market in Anchorage, Juneau and Fairbanks between the incumbent, Alaska Communications Systems, and CLECs, most notably General Communication, Inc. And according to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were four wireless carriers operating in Alaska with 10,000 or more subscribers each, serving a total of 307,323 subscribers. According to the FCC’s December, 2004, Report on High Speed Internet Access, as of June 30, 2004, there were eight providers of high speed lines in Alaska serving 88,076 lines – up from 934 lines in December, 2000, and 46,791 lines in June, 2002.

38.                                 The merger will not adversely affect competition not only because the operating subsidiaries in Alaska compete with incumbent carriers and other service providers but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers. SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.

39.                                 The merger will not diminish competition for mass market customers, either. Alascom’s Carrier of Last Resort responsibilities in Alaska will not be affected by the granting of this application. In Alaska, Alascom will continue to offer services to mass market customers. In addition, the competition for mass market customers increasingly is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs. For all these reasons, the merger will have no adverse effect on mass market competition. Indeed, SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone. Before its decision to cease actively marketing mass market landline voice service, AT&T had developed a VoIP service, known as

AT&T CallVantage Service. By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined organization to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of the SBC 13-state region.

40.                                 The merger also raises no competitive issues for Internet, wireless, or international services. With respect to Internet services, where the companies compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material. AT&T does not compete in the provision of retail broadband mass market services. Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year. Finally, SBC has only very limited, resale-based retail international operations. Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

E.                                      QUALITY OF SERVICE AND RATES

41.                                 The proposed merger will not adversely affect the availability or quality of the service currently offered by the certificated entities in Alaska. Alascom, and other entities certificated by this Commission, if any, that are under the direct or indirect control of AT&T Corp., will continue to exist in their current form upon consummation of the merger. The merger will have no effect on the rates, terms or conditions on which current customers of these AT&T subsidiaries receive services. The same is true for the services provided by SBC Long Distance. In general, the merger will be transparent to Alaska customers of those certificated entities because the merger will not affect the rates, terms or conditions under which the certificated entities provide service in Alaska.

42.                                 The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and create network efficiencies. The combined organization will be able to draw upon the expertise, capabilities and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered. In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization. These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems. And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

F.                                      FINANCIAL STRENGTH OF THE RESULTING ORGANIZATION

43.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public. Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future. For example, AT&T’s revenues declined from $49.3 billion in 1999 to $30.5 billion in 2004, and AT&T is projecting a further decline in revenues of 15% to 18% in 2005. AT&T’s capital expenditures declined from $13.5 billion in 1999 to $1.8 billion in 2004.

The merger of AT&T with a financially strong company will improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure. For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from junk status to investment grade. The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues. The estimated net present value of these operating and capital expense synergies is $15 billion. And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will benefit AT&T’s subsidiaries, including Alascom.

G.                                   FINANCIAL OUTLOOK

44.                                 The merger of SBC and AT&T will create a stronger job outlook for the combined organization. As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost. Neither SBC nor AT&T has been immune. Since 1999, AT&T has reduced its workforce from more than 100,000 employees to approximately 47,000. SBC likewise has reduced its workforce. While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, this merger, on a nationwide basis, will produce more jobs in the long term than if the companies continued operations independently.

45.                                 By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of existing services. A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed.

46.                                 Both unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger. Morton Bahr, President of the CWA stated on January 31, 2005: “With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.” Attachment D. The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.” Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Attachment E.

H.                                    CORPORATE CITIZENSHIP

47.                                 As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T and SBC (and their Alaska subsidiaries) will continue their traditions of community involvement and good corporate citizenship.

I.                                         COMMISSION AUTHORITY

48.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiary or subsidiaries currently operating in Alaska pursuant to this Commission’s certifications. Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

J.                                      RELATED GOVERNMENTAL FILINGS

49.                                 In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger. For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger. In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction. The following state commissions also may review the merger: California, Colorado, Mississippi, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Utah, Vermont, West Virginia, and Wyoming. SBC and AT&T also will make certain notifications to or filings with regulatory authorities in numerous countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.

IV.                                DESIGNATED CONTACTS (WITH ADDRESSES AND PHONE NUMBERS)

SBC Contacts

1.	James D. Ellis Wayne Watts Paul Mancini Joseph E. Cosgrove, Jr. Danny A. Hoek Peggy Garber SBC Communications Inc. 175 E. Houston Street, Rm. 4B80 San Antonio, Texas 78205 (210) 351-3571

2.	Theodore A. Livingston Dennis G. Friedman Kara K. Gibney Mayer, Brown, Rowe & Maw LLP 190 S. LaSalle St. Chicago, Illinois 60603 (312) 782-0600

3.	Thomas F. Klinkner Birch, Horton, Bittner and Cherot 1127 West Seventh Avenue Anchorage, Alaska 99501 (907) 276-1550

AT&T Contacts

1.	David Miller 795 Folsom Street San Francisco, CA 94107 (415) 442 5509

2.	William A. Saupe Ashburn & Mason 1130 W. 6th Avenue, Suite 100 Anchorage, AK 99501 (907) 276-4331